Sedition Films Inc.
Ground Floor Suite
37 Netherhall Gardens, London
 NW3 5RL
United Kingdom

August 1, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Sedition Films Inc.
File Number 333-186461

Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Sedition Films Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 10:00 am on Tuesday, August 6, 2013, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.           The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

By:	/s/ Jesse Lawrence
Jesse Lawrence
President, Chief Executive Officer, Chief Financial Officer, Treasurer (principal executive officer and principal financial and accounting officer)and Director